Exhibit 99.1
VanceInfo Announces Shareholder Resolutions Adopted at 2011 Annual General Meeting
VanceInfo Technologies Inc. (NYSE: VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, announced that shareholder resolutions were adopted at its annual general meeting of shareholders held in Beijing today.
VanceInfo’s shareholders adopted the following resolutions proposed by the Company:
1. Re-election of Mr. Chris Shuning Chen as a Class A director of the Company;
2. Re-election of Mr. David Lifeng Chen as a Class A director of the Company;
3. Ratification of the appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2010 at a fee agreed by the directors;
4. Appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2011 at a fee agreed by the directors;
5. Ratification of inclusion of financial statements of fiscal year 2010 in the Company’s 2010 annual report; and
6. Authorization of the directors to take any and every action that might be necessary to effect the foregoing resolutions 1 to 5 as such director, in his or her absolute discretion, thinks fit.
About VanceInfo
VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China.
The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2010 revenues, according to International Data Corporation (IDC). This marks the fourth consecutive year that VanceInfo has been ranked number one by IDC in this category.
VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, globalization & localization and other solutions and services. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan and Greater China, targeting high-growth industries such as telecommunications, technology, financial services, travel and transportation services, manufacturing, retail and distribution.

For further information, please contact:
In China
Anny Xu
Investor Relations
VanceInfo Technologies Inc.
Tel: +86-10-8282-5330
E-mail: ir@vanceinfo.com
Wendy Sun
The Piacente Group, Inc.
Investor Relations
Tel: +86-10-6590-7991
Email: vanceinfo@tpg-ir.com
In the US:
The Piacente Group, Inc.
Investor Relations
Brandi Floberg or Lee Roth
Tel: (212) 481-2050
Email: vanceinfo@tpg-ir.com

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